

Ravneet Vohra · 2nd in

Founder/ CEO Wear Your Voice & Co Founder Journey
Diversity at Journey Software

Los Angeles, California · 500+ connections · **Contact info**

Wear Your Voice Mag

DeMontfort Universi
Leicester

Featured



Ravneet Vohra Press Kit-FINAL.pdf



Wear Your Voice, Inc

At Wear Your Voice, we understand when we p
a strong platform to amplify the collective, we

Experience



Founder, CEO
Wear Your Voice Magazine
Feb 2014 – Present · 6 yrs 9 mos
Greater Los Angeles Area

Welcome to Wear Your Voice, a digital platform wh
empower society and create positive change in th

WYV publishes first-person stories, providing uni
embrace and incorporate diversity into our lives. T
short-form stories, video series, podcasts, events
leaders of a new generation closer than ever by cr
perspectives needed in our evolving world.

  



Co Founder Journey Diversity
Journey Software
Jan 2018 – Present · 2 yrs 10 mos
Greater Los Angeles Area

The vision of Journey is to build a reflective enter
repetitive exposure to nudges, will lead to mastery
executives, managers or teams to gain transparen
and improve performance, by shifting habits and

Motivational Speaker
Dress for Success Worldwide
2012 – 2013 · 1 yr
San Francisco Bay Area

Dress for Success is an organization that is close to my heart and my belief system. My passio
is working with women. Women who have lost the
help lifting their spirits, getting back on their feet

direct.

Education

DeMontfort University Leicester
B.Sc. Hons Management Science
1994 – 1997

Management Science BSc (Hons)

Volunteer Experience

Dress For Success, speaker and personal s
Dress for Success San Francisco
Jan 2009 – Sep 2010 • 1 yr 9 mos

Inspiring to work with women on such a personal level.



